

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2014

Via E-mail
Steven A. Hartman
Chief Financial Officer
Penn Virginia Corporation
Four Radnor Corporate Center, Suite 200
100 Matsonford Road
Radnor, PA 19087

  Re: Penn Virginia Corporation
    Form 10-K for the Fiscal Year Ended December 31, 2013
    Filed February 24, 2014
    File No. 001-13283

Dear Mr. Hartman:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Properties, page 17

Proved Undeveloped Reserves, page 19

1. We note that, during each of the last three years, you have converted 5% or less of your beginning-of-the-year proved undeveloped reserves. This is significantly below the 20% conversion rate implied by the 5 year limitation on proved undeveloped (PUD) reserves. To help us understand the activity impacting your reported PUD volumes, send us a roll-forward analysis that shows, for each of the four years 2010 through 2013, the following:

  • Beginning and ending PUD volumes, broken out by the year of initial booking; and,

- Changes during the year, broken out by year of initial booking, due to revisions, extensions, purchases, sales and conversions to proved developed reserves.

2. For each of the four years 2010 through 2013, provide a detailed explanation of how the projected development costs and drilling schedules for the first year utilized in compiling your estimates of the PUD reserves compared to the approved capital expenditure budget, operating plan and actual drilling schedules for the following year.

    For example, explain how the projected development costs and development schedule for 2014 in the PUD reserve estimate as of December 31, 2013, compared to the approved capital expenditure budget, operating plan and actual drilling schedule for 2014.

3. For each of the four years 2010 through 2013, explain how actual drilling, in terms of locations drilled and development costs incurred, in the subsequent year compared to the assumptions underlying your reserve estimates as of the end of the prior year.

    For example, explain how actual drilling during 2014, in terms of locations drilled and development costs incurred, compared to the scheduled activity for 2014 contained in your reserve estimates as of December 31, 2013.

4. Information provided in the schedules of drilling activity on page 22 indicates that you did not drill any wells in your East Texas or Mid-Continent regions during the last three years or in your Appalachia region during the last two years. Quantity for us the extent to which you have reported PUD reserves attributable to these regions as of your three most recent year ends. To the extent you have reported PUD reserves attributable to these regions, explain how this is consistent with the apparent lack of drilling activity.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27</u>

5. We note you present your cash operating margin for each financial statement period and discuss changes in this measure from period to period. Please define how you calculate this measure within your discussion. To the extent it represents a non-GAAP measure, please include within your document the information set forth in Item 10(e)(i) of Regulation S-K.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant